UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934



                          SSA GLOBAL TECHNOLOGIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    78465P108
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 891-2100                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 25, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      78465P108
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC, OO
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:                 *
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:               *
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:            *
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:          *
                                         ---------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    *
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     *
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  14)  Type of Reporting Person (See Instructions):       IA, IN
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*   This Schedule 13D is being filed as a result of the  registration, as of May
25, 2005, of 10,350,000 shares (including the underwriter's over-allotment option) of the common stock, par value $0.01 per share (the "Shares") of SSA Global Technologies, Inc., a Delaware corporation (the "Company"), pursuant to the Securities Exchange Act of 1934, as amended, as part of the Company's initial public offering of Shares effected on such date. As of May 25, 2005, SSA Investor, LLC, SSA Warrant Holdings, LLC, Ableco, L.L.C., Cerberus Partners, L.P., Cerberus Institutional Partners, L.P. and Madeleine L.L.C. (collectively, the "Cerberus Entities") held in the aggregate 2,250,000 shares of the Company's Series A Convertible Preferred Stock (the "Preferred Shares") and 3,588,750 Shares. As of such date, the 2,250,000 Preferred Shares held by the Cerberus Entities were convertible into 39,517,359.8 Shares (including 6,892,359.8 Shares to be issued as a result of the accreted value of dividends on the Preferred Shares as of that date). The actual number of Shares into which the 2,250,000 Preferred Shares are actually converted, however, will vary depending on the date they are actually converted. Stephen Feinberg, through one or more intermediate entities, possesses sole power to vote and direct the disposition of all securities of the Company held by the Cerberus Entities. Thus, as of May 25, 2005, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 43,106,109.8 Shares, or 66.2% of the Shares deemed issued and outstanding as of that date.

Item 1.   Security and Issuer.
          --------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of SSA Global Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 500 W. Madison, Suite 2200, Chicago, Illinois 60661.


Item 2.   Identity and Background.
          ------------------------

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, New York 10171. Mr. Feinberg, through one or more intermediate entities, serves as the investment manager for SSA Investor, LLC, SSA Warrant Holdings, LLC, Ableco, L.L.C., Cerberus Partners, L.P., Cerberus Institutional Partners, L.P. and Madeleine L.L.C. (collectively, the "Cerberus Entities"). The Cerberus Entities are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          On April 2, 2003, the Cerberus Entities were issued an aggregate of 2,250,000 shares of the Company's Series A Convertible Preferred Stock (the "Preferred Shares") in exchange for all of their then existing holdings of the Company's equity securities and the forgiveness of $10.0 million of outstanding indebtedness owed to one or more of them by the Company. In addition, pursuant to a recapitalization on February 25, 2004, holders of the Preferred Shares received, in exchange for each Preferred Share held by them as of such date (i) one Preferred Share and (ii) 1.595 Shares. As a result, on February 25, 2004 the Cerberus Entities were issued an aggregate of (i) 2,250,000 Preferred Shares and
(ii) 3,588,750 Shares.

          In connection with the Company's initial public offering of 10,350,000 Shares (including the underwriter's over-allotment option) on May 25, 2005 (the "Offering"), the 2,250,000 Preferred Shares held by the Cerberus Entities as of that date were convertible into 39,517,359.8 Shares (including 6,892,359.8 Shares issuable as a result of the accreted value of dividends on the Preferred Shares as of that date). As described in Item 5 of this Schedule 13D, the actual number of Shares into which the 2,250,000 Preferred Shares are actually converted, however, will vary depending on the date they are actually converted (the "Conversion Date").

Item 4.   Purpose of Transaction.
          -----------------------

          The acquisition of the securities referred to herein is for investment purposes. Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D. This Schedule 13D is being filed as a result of the Company's registration, as of May 25, 2005, of 10,350,000 Shares (including the underwriter's over-allotment option) pursuant to the Securities Exchange Act of 1934, as amended, as part of the Offering effected on such date.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon Amendment No. 11 to the Company's Registration Statement on Form S-1, as filed with the Securities and Exchange Commission (the "Commission") on May 25, 2005, there were 65,124,964 Shares issued and outstanding as of May 25, 2005. As of May 25, 2005, the Cerberus Entities held in the aggregate 2,250,000 Preferred Shares and 3,588,750 Shares. As of such date, the Preferred Shares were convertible into 39,517,359.8 Shares (including 6,892,359.8 Shares to be issued as a result of the accreted value of dividends on the Preferred Shares as of that date). The actual number of Shares into which the 2,250,000 Preferred Shares are actually converted, however, will vary depending on the Conversion Date.

          Stephen Feinberg, through one or more intermediate entities, possesses sole power to vote and direct the disposition of all securities of the Company held by the Cerberus Entities. Thus, as of May 25, 2005, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 43,106,109.8 Shares, or 66.2% of the Shares deemed issued and outstanding as of that date.

          Other than the transactions described in this Schedule 13D, during the sixty days prior to May 25, 2005, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ---------------------------------------------------------------------

          On April 2, 2003, the Cerberus Entities and the Company, among others, entered into a Registration Rights Agreement, pursuant to which, among other things, the Cerberus Entities and the Company agreed to the terms pursuant to which the Company shall register the Shares held by the Cerberus Entities by the filing of a registration statement with the Commission pursuant to the Securities Act of 1933, as amended, and perform various other obligations related to such registration, as more particularly set forth and described in the Registration Rights Agreement attached hereto as Exhibit 1.

          Pursuant to the terms of the Lock-Up Agreement, executed by each of the Cerberus Entities on or about May 17, 2005, subject to certain limited exceptions, each of the Cerberus Entities has agreed to a lock-up period pursuant to which the Cerberus Entities may not, subject to certain other exceptions, sell any of their Shares without the prior written consent of J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as representatives of the underwriters in the Offering, until 180 days after May 25, 2005, as more particularly set forth and described in the Lock-Up Agreement, a form of which is attached hereto as Exhibit 2.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference in this Schedule 13D as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Feinberg and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          1. Registration Rights Agreement dated as of April 2, 2003 by and among the Company, the Cerberus Entities and certain other parties, incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1, as filed by the Company with the Commission on August 9, 2004.

          2.  Form Lock-Up Agreement,  incorporated by reference to Exhibit B to
Exhibit 1.1 to Amendment No. 6 to the Company's Registration Statement on Form S-1, as filed by the Company with the Commission on March 21, 2005.



                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            June 3, 2005


                                            /s/ Stephen Feinberg
                                            ------------------------------------
                                            Stephen Feinberg, in his capacity as
                                            the  investment manager for  each of
                                            the Cerberus Entities.


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).